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Davis Polk & Wardwell LLP         212 450 4000 tel

450 Lexington Avenue

New York, NY 10017

December 30, 2020

Re:	Signify Health, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted December 7, 2020
CIK No. 0001828182

Mr. Jason L. Drory

Ms. Mary Beth Breslin

Ms. Kristin Lochhead

Mr. Kevin Vaughn

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Drory:

On behalf of Signify Health, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated December 22, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting Confidential Draft Submission No. 3 to the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 7, 2020

Risk Factors, page 26

1.

Please update your risk factor disclosure by relocating risks that could apply generally to any company or offering of securities to the end of the risk factor section under the caption “General Risk Factors.” Refer to Item 105 of Regulation S-K and SEC Release No. 33-10825.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	December 30, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 68-76 of the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information, page 91

2.

You disclose that the holders of LLC Units will have the right to require Cure TopCo, LLC to redeem all or a portion of their LLC Units for newly issued shares of Class A common stock or a cash payment. Please revise to clearly disclose here, as well as within the Capitalization and Dilution tables, the impact of these two alternatives. In addition, tell us how you considered presenting two pro forma scenarios to show the different alternatives for LLC unit redemption.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 38, 65, 88 and 92-93 of the Registration Statement to further clarify that the Company may choose whether to satisfy a redemption request from a holder of LLC Units in shares of Class A common stock or cash as well as to further highlight the impact that these choices may have on the Company. As detailed in the added disclosure, the Company respectfully notes that whether any redemption of LLC Units following the Company’s initial public offering is made for newly issued shares of Class A common stock or a cash payment is a future event that will depend on the Company’s election at the time taking into account a number of factors that are not presently knowable. These factors include the Company’s liquidity profile, applicable contractual restrictions under the Company’s Credit Agreement or any future agreements governing indebtedness that may restrict the cash payments to redeem LLC Units, whether the person or entity requesting the redemption is a related party and corporate fiduciary duty concerns, among other factors. Moreover, no such redemptions of LLC Units are contemplated in connection with the Company’s initial public offering. The Company has no control over, or visibility into, whether or when holders of LLC Units, including the Continuing Pre-IPO LLC Members, will request to redeem all or a portion of their LLC Units, and the Company expects that these factors will vary with each redemption request. Other companies that have implemented up-C structures typically elect to satisfy redemption requests from LLC members through the issuance of additional shares of common stock or with cash proceeds generated from an offsetting primary offering of common stock into the public market. As such, although the Company cannot determine at this time whether it would choose to satisfy redemption requests with cash on hand in lieu of shares of Class A common stock, based on market practice, the Company believes that it is more likely that it would satisfy a redemption request through the issuance of Class A common stock or by using the proceeds of a primary offering of Class A common stock into the public market. As a result of the foregoing, future redemptions, especially in cash, are not currently probable and it is not possible to determine the amount of any cash payments that may be made in the future in connection with the redemption of LLC Units at this time. As a result, the Company respectfully submits that an adjustment to the pro forma financial statements to reflect any future cash payment is not factually supportable as required by Rule 11-02(b) of Regulation S-X. In addition, due to the fact that it is not possible to predict at this time whether and when the Company would choose to satisfy a redemption request with newly issued shares of Class A common stock or cash, it does not believe reflecting the impact of a cash payment in the Capitalization and Dilution tables would be meaningful for investors.

Industry trends and market opportunity, page 138

3.

We note your revised disclosure that, “[i]ndustry reports estimate the current addressable market for value-based payor programs is at least $300 billion” and “[a]ccording to the Health Care Payment Learning & Action Network, in 2018, approximately $400 billion of provider spending flowed through value-based payment models.” In addition, we also note your disclosure that “value-based payments have grown dramatically over the past ten years and are widely expected to eventually represent the majority of

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	December 30, 2020

healthcare spending in the United States.” Please update your disclosure to explain the $100 billion decrease in value-based payor program and provide additional basis for why you believe the value-based payment market will grow or otherwise explain this inconsistency.

Response: The Company clarifies that the $300 billion figure, which is in reference to value-based payor programs, such as Medicare Advantage, and the $400 billion figure, which is in reference to value-based payment models for providers, such as bundled payment models, refer to different markets in which the Company operates. In response to the Staff’s comment, the Company has revised the disclosure on pages 140-141 of the Registration Statement to further clarify this distinction.

4.

We note your response to prior comment 5 regarding our request for you to describe the material assumptions and describe the types of sources your management analyzed for you to arrive at various figures. Please disclose the “recent studies” you reference or provide additional material details on the types of sources related to your statement that “approximately 60% to 70% of total U.S. health spending, is expected to be tied to quality and value by 2025 through the adoption of new payment models focused on value.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Registration Statement.

Employees and human capital resources, page 164

5.

We note your updated disclosure on page 165 and your statement that you view human capital-related initiatives as an “ongoing priority.” Please revise to describe the specific measures or objectives that management focuses on in managing the business, such as measures or objectives that address the development, attraction and retention of personnel. Refer to Item 101(c)(2)(ii) of Regulation S-K and SEC Release No. 33-10825.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 167 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 183

6.

We note your prior disclosure that certain related parties purchased Series B preferred units. In addition, we note your updated disclosure that in October 2020 you repurchased $54.0 million in Series B preferred units. Please include disclosure here or otherwise advise whether or not the repurchase involved a related party.

Response: The Company respectfully advises the Staff that the Series B preferred units repurchased in October 2020 were repurchased from TAV Health, which individually and collectively owned less than 5% of the Company’s outstanding share capital as of the time of the repurchase. As a result, the repurchase did not involve a related party.

Condensed Combined-Consolidated Financial Statements for the nine months ended September 30, 2020

Note 12. Fair Value Measurements, page F-26

7.

Regarding the valuation of customer equity appreciation rights, please revise to disclose how you determined the fair value of your common stock and your stock’s volatility that were used in the Monte Carlo valuation method.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	December 30, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Registration Statement.

Note 14. Member’s Equity, page F-27

8.

Reference the disclosure that the grant date fair value of awards of Class B Common Units are estimated based on a Monte Carlo option pricing simulation. Please revise to also disclose how you determine the grant date fair value of awards of Class B Common Units.

Response: In response to the Staff’s comment, and with the assumption that the Staff’s comment was with respect to the grant date fair value of awards of Class C Common Units, the Company has revised the disclosure on pages F-29-30 of the Registration Statement.

9.

For the valuation of Class B and Class C Common Unit equity based awards, please revise to disclose how you determined the underlying fair value of the common units in determining the fair value of the equity based awards.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-29-30 of the Registration Statement.

10.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and customer equity appreciation rights.

Response: The Company respectfully advises the Staff that it will provide the requested explanation, if necessary, once an estimated offering price or range has been determined.

Please do not hesitate to contact me at (212) 450-4526, (212) 701-5526 (fax) or shane.tintle@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Shane Tintle

Shane Tintle

cc:      Kyle Armbrester, Chief Executive Officer

           Steven Senneff, President, Chief Financial and Administrative Officer

           Adam McAnaney, General Counsel and Secretary

                         Signify Health, Inc.

           Joseph H. Kaufman, Esq.

           Ryan R. Bekkerus, Esq.

                         Simpson Thacher & Bartlett LLP

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